VIA EDGAR & FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Delaying Amendment for SHE Beverage Company, Inc. Registration Statement on Form S-1 (File No. 333-235906)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended, SHE Beverage Company, Inc. (“Company”) hereby files a delaying amendment with respect to its Registration Statement on Form S-1 (File No. 333-235906) filed with the Commission on January 14, 2020 . This filing is made solely to correct language that was incorrect on Form S-1.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”). or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call Elaine A. Dowling, Esq.(702-724-2636) of EAD Law Group, LLC.

Very truly yours,

By: /s/ Lupe Rose Lupe Rose

President, Director

Principal Executive Officer